8 November 1999

                   HSBC PLANS TO PROCEED WITH ACQUISITIONS OF
                        REPUBLIC NEW YORK CORPORATION AND
                          SAFRA REPUBLIC HOLDINGS S.A.

HSBC Holdings plc ("HSBC"), Republic New York Corporation ("RNYC") and Safra Republic Holdings S.A. ("SRH") and Mr Edmond J Safra ("Mr Safra") have reached agreement to proceed to complete the proposed acquisitions of RNYC and SRH by HSBC. Depending on regulatory approvals and RNYC shareholder approval being obtained and the fulfilment of other conditions, closing is targeted to take place by year end. It is expected that supplemental proxy materials will be mailed to RNYC stockholders later this week in connection with the adjourned RNYC stockholders meeting scheduled for 30 November 1999 to consider the transaction.

Under the agreement, Mr Safra personally will accept a reduction of USD450 million in the aggregate amount he will receive for his shareholding in RYNC. (Mr Safra holds, through corporate interests, shares representing 29 per cent and 21 per cent of the issued share capital of RNYC and SRH respectively.) For other shareholders the financial terms of the acquisitions remain unaltered at USD72 per share for each of RNYC and SRH. Mr Safra has also confirmed his full support for the integration of RNYC and SRH into the HSBC Group and has undertaken to assist personally in ensuring a smooth transition for existing clients and in the establishment of a new, international private banking brand to be named HSBC Republic.

Mr Safra, commenting on the unprecedented act of personally accepting USD450 million less for his interest in RNYC, said, "I am taking this action because I believe that a swift completion of the transaction will be to the benefit of Republic's clients, shareholders and employees to whom my life's work has been devoted."

Arrangements have also been agreed between HSBC and Mr Safra, the effect of which is that, should certain potential liabilities arising from the Princeton Note situation result in losses to RNYC that exceed an agreed amount, Mr Safra would bear up to USD180 million of such excess losses.

Mr Safra added: "Both Republic and HSBC have always acted to maintain the highest reputations for their institutions. This is just one more example of the character of both organisations. I am excited for our clients and employees who, after this transaction, will have access to all the resources of one of the strongest financial institutions in the world. Not only will I become a major client of HSBC, but I also intend to take an active role in ensuring a smooth transition for all our existing clients."

HSBC Group Chairman, Sir John Bond, said: "I am pleased that, after a period of uncertainty, we have found a way forward. We have the greatest admiration for Edmond Safra taking personal action which embodies the spirit and integrity of Edmond and the franchise he has built.

"When we announced our intention to acquire RNYC and SRH in May this year we described the benefits to HSBC customers and shareholders of effectively doubling our international private banking business and extending significantly our US domestic personal and commercial banking business. The alleged irregularities which have delayed closing the acquisition occurred in a division of a securities subsidiary which was unrelated to the core businesses of RNYC and SRH. The strategic reasons for the acquisitions going ahead remain compelling."

For further information, please contact:

Michael Broadbent/Richard Beck               Mike Stephenson
Group Corporate Affairs                      Group Investor Relations
Tel:  0171 260 9182/6757                     Tel:  0171 260 7255